  Exhibit 99.1

On March 26, 2019, the Company granted 11,850,000 stock options to officers and directors exercisable at a price of CAD$0.10 for a period of five years. The options were valued at $651,692 using the Black-Scholes pricing model based on a risk-free rate of 1.66% and volatility of 97%. These stock options vested on the grant date.